April 17, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance, Office of Life Sciences

Ms. Ibolya Ignat & Mr. Franklin Wyman

Re:	Teva Pharmaceutical Industries Limited
Form 10-K for the Fiscal Year Ended December 31, 2019
filed February 21, 2020 (the “2019 Form 10-K”)
File No. 001-16174

Dear Ms. Ignat & Mr. Wyman:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below are Teva’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in your letter dated March 31, 2020 to Eli Kalif, Teva’s Chief Financial Officer. For your ease of reference, we have set forth below the Staff’s comments in italics, followed by Teva’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements

Note 11 – Legal settlements and loss contingencies, page 145:

1.

During 2019, you recorded an expense of $1,178 million in legal settlement and loss contingencies “mainly related to an estimated settlement provision recorded in connection with the remaining opioid cases,” of which $646 million was recorded in the second quarter and $468 million was recorded in the third quarter. Please describe for us the methods and key assumptions used to calculate these loss provisions, particularly the factors that you considered in distinguishing between opioid cases deemed to be probable or not probable. In addition, provide us the following information in your response.

•

For the $646 million loss provision, quantify the specific amounts associated with the Oklahoma litigation, as well as the general loss provision for “a portion of opioid related cases as probable” based on this settlement.

•

For the $468 million loss provision, quantify the specific amounts associated with the settlement with “two plaintiffs in the MDL Opioid Proceeding” and the agreement in principle with North Carolina, Pennsylvania, Tennessee and Texas, as well as the general loss provision for “more likely” opioid-related cases based on these settlements.

•	Explain the factors considered in determining the timing for recognition of these two opioid loss provisions.

•	Quantify for us your range reasonably possible losses related to your opioid exposure, and explain why you did not disclose such range pursuant to ASC 450-20-50-4.

•

Explain the terms, obligations and rights associated with the nationwide settlement framework and how you expect this arrangement to operate in future periods, particularly the expected timing for recognition of costs associated with your provision of up to $23 billion of sublingual tablets and up to $250 million of cash payments over a ten-year period.

•	Describe your expected accounting treatment for each element of this nationwide settlement framework. Refer us to the applicable authoritative accounting guidance.

Background

The Company has faced significant litigation relating to the Company’s historic opioid marketing, distribution and monitoring. Since May 2014, more than 2,000 complaints have been filed with respect to opioid sales and distribution against various Teva affiliates, along with a number of other pharmaceutical companies, distributors and chain pharmacies by a number of cities, counties, states, other political subdivisions, tribes and private plaintiffs (including various putative class actions of individuals) in both state and federal courts. As of December 31, 2019, most of the federal cases have been consolidated into a multidistrict litigation in the Northern District of Ohio (“MDL Opioid Proceeding”) and the majority of the cases filed in state court have been removed and consolidated into the MDL Opioid Proceeding. A number of state Attorneys General (“AG”), and in some cases political subdivisions within states, have sued the Company in state courts. Many of those state cases are proceeding, with trials for some matters expected in 2020 and 2021.

The opioid complaints contend that the defendants allegedly engaged in improper marketing and distribution of opioids, including ACTIQ® and FENTORA®. The complaints also assert claims related to Teva’s generic opioid products. Plaintiffs seek a variety of civil and equitable remedies, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. Certain plaintiffs assert that the measure of damages is the entirety of the costs associated with addressing the abuse of opioids and opioid addiction and certain plaintiffs have specified multiple billions of dollars in the aggregate as alleged damages. In many of these cases, plaintiffs are seeking joint and several liability among all defendants.

Prior to the second quarter of 2019, in accordance with Accounting Standards Codification (“ASC”) 450-20-25-2 “Contingencies”, management evaluated the claims for whether a loss was considered probable and reasonably estimable. Management concluded, in consultation with internal and external legal counsel, that there were significant potential legal defenses in response to the untested assertions of public nuisance claims related to the legal sale and distribution of FDA-approved medications. However, at that time, given that the complex and overlapping litigation in multiple jurisdictions had not been tested at trial, management concluded that the potential exposure was considered reasonably possible and Teva disclosed the exposure could be material in accordance with ASC 450-20-50-3&4. No range of reasonable exposure was considered estimable. See Note 16 to Teva’s Consolidated Financial Statements in its Form 10-Q for the first quarter of 2019 (page 33):

“[A]n adverse resolution of any of these lawsuits or investigations may involve large monetary penalties and could have a material and adverse effect on Teva’s reputation, business, results of operations and cash flows.”

Second Quarter of 2019

In the second quarter of 2019, Teva recorded a legal settlement provision of $646 million, of which $585 million was related to the opioid litigation (comprised of an $85 million settlement in the Oklahoma litigation and an estimated provision of $500 million for certain other opioid cases).

In May 2019, Teva settled the Oklahoma litigation brought by the Oklahoma Attorney General (State of Oklahoma, ex. rel. Mike Hunter, Attorney General of Oklahoma vs. Purdue Pharma L.P., et. al.) for $85 million. In doing so, Teva was one of the first public companies to settle an opioid-related public nuisance claim.

The Company subsequently determined that it was also likely to settle other similar cases, as settlement of certain cases was viewed to be an effective long-term strategy for the Company if such settlements resulted in a reasonable economic outcome. As of the end of the second quarter of 2019, there were 24 states that had either brought, or threatened to bring, litigation against the Company (state AG cases).

In order to estimate a potential settlement value for the 24 state AG cases, the Company adjusted certain aspects of the Oklahoma settlement in order to extrapolate to determine a reasonable estimate of potential settlement outcomes related to the state AG cases. In consultation with internal and external legal counsel, the Company identified unique considerations of the Oklahoma settlement. Those considerations included, but were not limited to: (1) the risk of Teva being held jointly and severally liable for billions of dollars in potential damages claims by plaintiffs with only one other remaining defendant (a large pharmaceutical, medical device and consumer packaged goods company); (2) the unfavorable political environment of factfinders for a bench trial and on appeal; (3) as the first of many duplicative cases that could go to trial, the first settlement would come at a significant premium; and (4) the Company’s belief that the Oklahoma AG statewide case had distinct characteristics that would not be applicable to the states’ political subdivisions.

The Company considered the factors noted above to calculate a more “normalized” view of the Oklahoma settlement for extrapolation to the other state AG cases. Accordingly, the Company first adjusted for an estimated premium for the first resolution.1 The Company also

[1]

As several authors have noted, there is often a premium for resolving the first of many duplicative cases to go to trial. See Howard M. Erichson, Interjurisdictional Preclusion, 96 Mich. L. Rev. 945, 956–57 (1998) (“[A] litigant facing potential related litigation with others attributes extra value to avoiding a judgment. This settlement incentive may affect the parties unequally, changing the settlement dynamic and creating a more favorable settlement for one of the parties, ordinarily the plaintiff. . . . [A] manufacturer facing product liability claims by a number of plaintiffs may prefer to pay additional money to avoid the risk of an issue-preclusive determination of a product defect. If the first case to reach trial is weak for the defendant–for example, if the plaintiff is especially sympathetic or plaintiff’s counsel especially well prepared–the defendant will be even more inclined to settle, so that a stronger defense case will be the first to reach judgment.”); L. Elizabeth Chamblee, Unsettling Efficiency: When Non-Class Aggregation of Mass Torts Creates Second-Class Settlements, 65 La. L. Rev. 157, 175–76 (2004) (“Since federal courts permit nonmutual issue preclusion, a mass torts defendant who faces a growing number of cases arising out of similar facts sees the first trial as a must win situation. . . Due to the high stakes of the first trial for the defendant, the initial plaintiffs can exert more pressure on the defendant to settle.”). Indeed, this premium has been seen in similar pharmaceutical litigation like in In re Vioxx Products Liability Litigation. Merck reached a settlement in principle in November 2007 to settle product liability claims for $4.85 billion. At the time of settlement, there were approximately 27,000 filed cases. See Bruce Patsner, The Vioxx Settlement: Salvation or Sell-Out?, Health Law Perspectives (Feb. 2008), available at http://www.law.uh.edu/Healthlaw/perspectives/2008/(BP)%20vioxx.pdf. This equates to average nationwide settlement of approximately $180,000 per claim. However, the first jury verdict was for $234 million, which was reduced to $26.1 million and then immediately appealed. See Pastner, at n.21. This demonstrates the significant premium for the first successful jury trial compared to the nationwide settlement ($26.1 million versus an average claim of $180,000).

considered the degree to which a payment to the plaintiffs to settle litigation would be more cost-effective than paying legal fees to try cases to verdict. The result of this estimation was a minimum amount of approximately $500 million to settle the 24 state AG cases. Although management considered other scenarios for the state AG cases, these were only “settlement scenarios”, which were not indicative of a high end of the range for ultimate outcome which could include numerous lengthy trials to inestimable verdicts. Given the relatively early stage of the cases and the above-referenced variables, management could not determine a reasonable upper end of the range that would be meaningful to users of the financial statements, as the various scenarios were complex and difficult to estimate. The Company also could not determine any amount within the estimate range to be better than any other. Accordingly, in accordance with ASC 450-20-30-1, the Company recorded a liability of $500 million at that time for the estimated settlement value of the state AG cases at the low end of the range of potential settlement outcomes.

In addition, as noted in Teva’s Form 10-Q for the second quarter of 2019, the Company accounted for only a portion of the opioid cases at that time (the state AG cases, as noted above). As of June 30, 2019, the cases that were included in the MDL Opioid Proceeding were not factored into the settlement provision estimate. The outcome in the MDL Opioid Proceeding (federal proceeding) was viewed as having an overall higher probability of success for Teva than the state AG cases. The majority of the cases in the MDL Opioid Proceeding relate to state political subdivisions. Given the significant overlap (same population included between state, county and subdivisions) between the potential damages claims in the MDL Opioid Proceeding and the state AG cases, it had not yet been determined if any damages would be awarded or, if damages were awarded, the extent to which damages awarded to states would be allocable to the subdivisions. Therefore, at the time, any damages in the MDL Opioid Proceeding were not considered probable or estimable in accordance with ASC 450-25-20-2.

Third Quarter of 2019

In the third quarter of 2019, Teva recorded a legal settlement provision of $468 million, of which $440 million was related to an increase in the provision for opioid litigation. During the third quarter of 2019, two events occurred related to the opioid litigation that led the Company to reconsider the estimated low end of the range of potential settlements:

•

In October 2019, the Company settled with two Ohio county political subdivisions in the MDL Opioid Proceeding Track 1 litigation (“Ohio Track 1 settlement”). The terms of the settlement were $20 million cash payment of four equal installments over three years and a three year product supply of buprenorphine/naloxone[2] valued at $25 million at Wholesaler Acquisition Cost (“WAC”).[3]

•

Concurrently with such settlement, the Company entered into an agreement in principle for a nationwide framework for resolving outstanding opioid-related claims with the Attorneys General of four states. Teva’s agreement is in part with the big three distributors (McKesson, Cardinal Health and AmerisourceBergen) as well as Johnson & Johnson, which other defendants have agreed to provide aggregate cash consideration of over $22 billion.[4] The framework is designed to provide a vehicle to resolve the majority of the remaining state and political subdivision opioid-related litigation. Teva agreed in principle to a payment of $250 million over 10 years (less a credit of $10 million related to the Track 1 settlement discussed above) plus a ten-year product supply of buprenorphine/naloxone tablets valued at $23 billion at WAC.

[2]	Generic suboxone (buprenorphine/naloxone) is recognized as the leading pharmaceutical treatment for opioid abuse disorder.
[3]

The framework is based on WAC value, over the ten year period of the product agreement term, to capture a market comparable value. Wholesale Acquisition Cost is defined in 42 CFR Part 403 (HHS/CMS Rule Re: Regulation to Require Drug Pricing Transparency) as follows: “Wholesale acquisition cost means, with respect to a prescription drug or biological product, the manufacturer’s list price for the prescription drug or biological product to wholesalers or direct purchasers in the United States, not including prompt pay or other discounts, rebates or reductions in price, for the most recent month for which the information is available, as reported in wholesale price guides or other publications of drug or biological product pricing data.” See § 403.1201(d).

WAC is commonly understood to be closer to gross revenue and not a true indicator of the net revenue in the generic pharmaceutical industry. See Medicine Use and Spending in the U.S.: A Review of 2017 and Outlook to 2022, IQVIA Institute, at Chart 36 (2018), available at https://www.iqvia.com/-/media/iqvia/pdfs/institute-reports/medicine-use-and-spending-in-theus-a-review-of-2017-and-outlook-to-2022.pdf (finding that in 2017 only 36% of the WAC price was actually realized by manufacturers for generic medicines); Steven M. Lieberman, et al., A billion here, a billion there: Selectively disclosing actual generic drug prices would save real money, USC-Brookings Schaffer on Health Policy (Sept. 12, 2017) available at https://www.brookings.edu/blog/usc-brookings-schaeffer-on-health-policy/2017/09/12/a-billion-here-a-billion-there-selectively-disclosing-actual-generic-drug-prices-would-save-real-money (“The ingredient costs actually paid by pharmacies for generic drugs reflect steep discounts from published prices. Unlike brand drugs, where ingredient costs paid by pharmacies track closely to published prices (wholesale acquisition cost or WAC), actual generic ingredient costs average 30 percent of WAC. However, the overall discount of WAC minus 70 percent varies significantly by product and pharmacy.”)

[4]

For more information on the agreement in principle, see the website and details from the Attorney General of North Carolina available at https://ncdoj.gov/attorney-general-josh-stein-announces-48-billion-settlement-framework-with-five-companies-over-opioid-epidemic/.

As a result of the Ohio Track 1 settlement and the nationwide agreement in principle, which contemplated participation of all U.S. state and subdivision cases, management concluded that this “framework” was a more meaningful basis to estimate a “settlement reserve” that would include all states in the litigation. Thus, the methodology in the third quarter of 2019 based on the nationwide settlement in principle effectively updated and replaced the methodology in the second quarter of 2019 that was limited to only certain state AG cases. Accordingly, management increased the low end of the range of potential settlement outcomes as of the end of the third quarter of 2019 to $940 million (i.e., an increase of $440 million compared to the second quarter of 2019), which reflects an estimate of the low end of the range of the potential cost of the framework agreement with all states.

Although there were various contingencies, the framework agreement was evaluated to assess the estimated range of outcomes. Management considered various scenarios, each of which included various estimates of the volume of product supply, manufacturing costs to produce the product, the price to acquire or internally produce the API (raw material), alternative packaging, the Company’s supply chain need for safety stock and back up supply and possible cost variances due to reduction in labor and overhead allocations resulted from increasing volumes as well as warehousing and distribution costs. The cash component had a specific payout timeline and did not vary between the different scenarios.5

As noted in the Company’s public filings, the negotiations over the framework agreement continue. The Company cannot predict when or if the final settlement will be consummated or if a settlement will be consummated in its current form. The settlement was agreed “in principle” with current terms if all “states and subdivisions” opt in. The initial terms were only agreed to with four states (North Carolina, Pennsylvania, Tennessee and Texas, covering approximately ~18% of the U.S. population by census). If the framework agreement is not consummated as currently contemplated, the terms of any settlement or further litigation would be uncertain and the Company would not be able to determine a reasonable upper end of a range for disclosure that would be meaningful to users of the financial statements.

Prospective Treatment

The Company has accrued for its estimated actual costs of providing product at the low end of a range and has also accrued for the cash. The Company will continue to monitor whether the settlement framework is finalized in accordance with the terms set forth in the framework. If modifications to the terms are offered or agreed to, the reserve will continue to be monitored for required changes in accordance with ASC 450-20-25-2b. If the settlement framework were ultimately to be agreed to by the majority of parties based on the terms agreed to in principle currently and entered into on such terms, the Company anticipates that the liability established would be reduced each period, as product is supplied and/or cash is paid. In addition, the Company would continue to monitor the estimates established for items that are of a variable nature (i.e., product costs and volumes) and make adjustments to such reserve when circumstances dictate in accordance with ASC 450-20-25-2b.

[5]

Since the cash component had a specific payout timeline it was discounted to net present value; the product cost however was not discounted to net present value given the significant variables around costs and volumes.

Disclosure

The Company believes it has appropriately disclosed the potential settlements and related provisions in the quarterly reports on Form 10-Q for the second and third quarters of 2019 (see pages 30 and 36-37 of each such quarterly report). There are thousands of claims, each of which has unique facts and circumstances. If the framework agreement is not executed substantially in its current form, the assumptions the Company would have to make to develop an estimate of loss include, but are not limited to, the following:

•	the damages sought may not be alleged in the complaints and, when alleged, may bear little or no relationship to the amounts of a potential adverse judgement;

•	the various procedural and jurisdictional issues and defenses;

•	the number of claims and overlap of claimants (e.g., states versus subdivisions) are uncertain and unpredictable;

•	there has been little discovery on most claims; and

•	adverse verdicts may be reversed or reduced upon appeal.

Given the subjectivity and wide-ranging assumptions that would have to be made, if the framework is not successful, the Company would not be able to determine a reasonable upper end of a range for disclosure that would be meaningful to users of the financial statements. However, the Company did disclose (and continues to disclose) that the outcome of the litigation could have a material effect on the Company’s overall financial position as noted below. The Company believes this satisfies the requirement in ASC 450-20-50-3 to disclose the potential impact of such claims. See Note 12 to Teva’s Consolidated Financial Statements in its Form 10-K for 2019 (page 156):

“An adverse resolution of any of these lawsuits or investigations may involve large monetary penalties, damages, and/or other forms of monetary and non-monetary relief and could have a material and adverse effect on Teva’s reputation, business, results of operations and cash flows.”

* * * * * *

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me.

Very Truly Yours,

/s/ Eli Kalif
Eli Kalif
Executive Vice President, Chief Financial Officer
Teva Pharmaceutical Industries Limited

cc:

Mr. David Stark, Executive Vice President, Chief Legal Officer, Teva

Ms. Deborah Griffin, Senior Vice President, Chief Accounting Officer, Teva

Mr. Ross M. Leff, Esq., Kirkland & Ellis LLP